UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Biocryst Pharmaceuticals Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09058V 10 3
(CUSIP Number)

Hope Flack
BVF Partners L.P
227 West Monroe Street, Suite 4800
Chicago, Illinois 60606
(312) 263-7777
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2003
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    /x/

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

*
  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09058V 10 3	13D

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 538,700 (See Items 2, 5 and 6)
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 538,700 (See Items 2, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,700 (See Items 2, 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.05%

14	TYPE OF REPORTING PERSON*
PN

  * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 09058V 10 3	13D

1	NAME OF REPORTING PERSON: Investment 10, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 41,500 (See Items 2, 5 and 6)
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 41,500 (See Items 2, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,500 (See Items 2, 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.23%

14	TYPE OF REPORTING PERSON*
00

  * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 09058V 10 3	13D

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 282,483 (See Items 2, 5 and 6)
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 282,483 (See Items 2, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,483 (See Items 2, 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.60%

14	TYPE OF REPORTING PERSON*
PN

  * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 09058V 10 3	13D

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 631,017 (See Items 2, 5 and 6)
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 631,017 (See Items 2, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 631,017 (See Items 2, 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.57%

14	TYPE OF REPORTING PERSON*
OO

  * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 09058V 10 3	13D

1	NAME OF REPORTING PERSON: BVF Partners L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 1,493,700 (See Items 2, 5 and 6)
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 1,493,700 (See Items 2, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,493,700 (See Items 2, 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.46%

14	TYPE OF REPORTING PERSON*
PN

  * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 09058V 10 3	13D

1	NAME OF REPORTING PERSON: BVF Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 1,493,700 (See Items 2, 5 and 6)
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 1,493,700 (See Items 2, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,493,700 (See Items 2, 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.46%

14	TYPE OF REPORTING PERSON*
IA/CO

  * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 09058V 10 3	13D

  ITEM 1.    SECURITY AND ISSUER.

          This Amendment No. 1 to Schedule 13D (this "Amendment") relates to the Common Stock, par value $0.01 per share (the "Stock"), of Biocryst Pharmaceuticals Inc., a Delaware corporation ("Biocryst"). The principal executive office of Biocryst is located at 2190 Parkway Lake Drive, Birmingham, Alabama 35244.

  ITEM 2.    IDENTITY AND BACKGROUND.

          The persons filing this Amendment, the persons enumerated in Instruction C of this Amendment and, where applicable, their respective places of organization, principal business, principal office, general partners, managers, directors, executive officers, controlling persons and certain information regarding each of them, are as follows:

    (a)
    Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments L.L.C., a Delaware limited liability company ("Investments"), Investment 10, L.L.C., an Illinois limited liability company ("ILL10"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc.") specialize in holding biotechnology stocks for investment purposes. Mark N. Lampert, an individual ("Mr. Lampert"), is the sole shareholder, sole director and an officer of BVF Inc. Together, BVF, BVF2, Investments, ILL10, Partners, BVF Inc. and Mr. Lampert are collectively referred to herein as the "Reporting Persons".

    (b)
    The business address of BVF, BVF2, Investments, ILL10 and Partners is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606. The business address of BVF Inc. and Mr. Lampert is One Sansome Street, 31st Floor, San Francisco, California 94104.

    (c)
    Partners is the general partner of BVF and BVF2, which are investment limited partnerships. Partners also is the manager of Investments. BVF Inc. is an investment advisor to and general partner of Partners. For Mr. Lampert's occupation, please refer to (a) above.

    (d)
    During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

    (e)
    During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)
    Mr. Lampert is a citizen of the United States of America. For the citizenship of each of BVF, BVF2, Investments, ILL10, Partners, and BVF Inc., please refer to (a) above.

          This Amendment No. 1 is filed in connection with the sale of 788,700 shares of Biocryst Stock by the Reporting Persons on the basis described herein.

CUSIP NO. 09058V 10 3	13D

  ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

          Items 5(a), (b) and (c) are hereby amended in their entirety to read as follows:

    (a)
    BVF beneficially owns 538,700 shares of the Stock, BVF2 beneficially owns 282,483 shares of the Stock, Investments beneficially owns 631,017 shares of the Stock and each of Partners and BVF Inc. beneficially owns 1,493,700 shares of the Stock, representing approximately 3.05%, 1.60%, 3.57% and 8.46%, respectively, of the aggregate number of shares of common stock outstanding as of October 27, 2003.

    (b)
    Each of BVF, BVF2 and Investments shares with Partners voting and dispositive power over the shares of the Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 1,493,700 shares of the Stock. The foregoing share amount (1,493,700) includes, in addition to the shares held by BVF, BVF2 and Investments, shares held by ILL10, a managed account, on whose behalf Partners, as investment advisor, has voting and dispositive power.

    In his capacity as sole shareholder, sole director and an officer of BVF Inc., Mr. Lampert has no voting or investment power over the shares of Stock covered by this Amendment; however, his ownership control of BVF Inc. provide him with the indirect power to vote and to direct the vote, and the indirect power to dispose or to direct the disposition, of the shares of Stock of Biocryst covered by this Amendment.

    (c)
    During the last 60 days, BVF Partners L.P. has engaged in the following transactions:

Seller	Transaction	Quantity	Trade Date	Price

BVF	Sale	236000	10/27/03	8.00

ILL10	Sale	39000	10/27/03	8.00

BVF2	Sale	149000	10/27/03	8.00

Investments	Sale	361000	10/27/03	8.00

BVF	Sale	700	10/28/03	8.38

BVF2	Sale	1000	10/28/03	8.38

Investments	Sale	2000	10/28/03	8.38

  ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is supplementally amended as follows:

          Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such limited partnership agreements, Partners is entitled to allocations based on assets under management. Pursuant to an investment advisory agreement with Investments, Partners is authorized, among other things, to invest Investment's funds in shares of the Stock and to vote, exercise or convert and dispose of such shares and is entitled to allocations based on assets under management. Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of Stock that Investments beneficially owns and to vote and exercise dispositive power over those securities. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have the authority, among other things, to invest funds of ILL10 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. Partners and BVF Inc. hereby disclaim any beneficial ownership in any shares of Stock held by ILL10 and included in this Amendment. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power. BVF Inc. holds securities for the benefit of third parties, or in the customer or fiduciary accounts, in the ordinary course of business without the purpose of effecting of engaging in any arrangement subject to Rule 13d-3(b) promulgated under the Exchange Act.

  ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit 1—Agreement Regarding Joint Filing

CUSIP NO. 09058V 10 3	13D

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

          Dated: October 31, 2003

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF INVESTMENTS, L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

INVESTMENT 10, L.L.C.
By:	BVF Partners L.P., its attorney-in-fact
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF PARTNERS L.P.
By:	BVF Inc., its general partner
	By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF INC.
By:	/s/ MARK N. LAMPERT Mark N. Lampert President